Exhibit 99.1

Evaxion unveils proprietary genetic adjuvant technology to boost the effect of DNA and mRNA vaccines

•	Evaxion developed a genetic adjuvant technology that boosts the immune responses of viral, bacterial and cancer vaccines
•	Preclinically validated for both DNA and mRNA vaccines, and ready for clinical testing
•	Anticipated large market potential for DNA and mRNA vaccines against cancer, viral and bacterial diseases

COPENHAGEN, Denmark, May 25, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the discovery and development of AI-powered immunotherapies, today unveils the technology behind its novel, proprietary genetic adjuvant developed to enhance the effectiveness of DNA and mRNA vaccines for infectious diseases and cancer.

Latest data from the adjuvant program were presented at Evaxion’s live stream R&D Day, May 25, 2023.

“We are excited to present this novel genetic adjuvant technology to the global scientific community. It boosts Evaxion´s own DNA technology and has the potential to improve the effect of virtually any vaccine. We foresee a great market potential in that this technology appears to be highly effective in both DNA and mRNA based vaccines against cancer as well as infectious diseases.” said Per Norlén, CEO at Evaxion.

Evaxion´s novel genetic adjuvant carries the code for CCL19, a molecule known to attract immune cells, notably antigen presenting cells, and can be encoded into either DNA or mRNA vaccines with the aim of boosting the immune response.

Latest data show that the genetic adjuvant technology boosts the antitumor effect in preclinical tumor models, and induces neutralizing antibodies and T-cell responses against both viral and bacterial antigens:

1. Delivery of DNA or mRNA cancer neoantigen vaccines induced strong neoantigen-specific T-cell responses and complete antitumor responses

2. Delivery of a COVID-19 T-cell epitope DNA vaccine resulted in a strong and specific T-cell response and protected against a lethal dose of the virus (90% survival)

3. Delivery of a Neisseria Gonorrhoeae antigen DNA vaccine induced high antibody titers and specific T-cell responses towards the bacterial antigens

Per Norlén continues, “By encoding the immune-stimulating molecule CCL19 into either DNA or mRNA vaccines, we have demonstrated significant enhancement of the vaccines effectiveness. We believe that this advancement holds immense potential for vaccine development, as it boosts both B cell and T cell immune responses, making it applicable to a wide range of vaccines. Building on the encouraging preclinical results, the next step is to validate the technology in patients.”

Evaxion aims to bring the genetic adjuvant technology into clinical trials later this year as part of the personalized cancer immunotherapy program EVX-03.

Please visit the Investors section of Evaxion’s website to access a replay of the R&D Day presentations.

About Evaxion

Evaxion Biotech A/S is a pioneering company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark, with 50 employees listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

For more information:

Evaxion Biotech A/S

Per Norlén Chief Executive Officer

pno@evaxion-biotech.com

+45 53 53 49 13

Forward-looking statement

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